Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309


CORPORATE NEWS                                                               P&G
                                                                          INSIDE

NO VOTES = NO DEAL
INVESTOR RELATIONS
14 JUNE 2005


Shareholder approval for the Gillette acquisition REQUIRES VOTES FROM THE MAJORITY OF OUTSTANDING SHARES. THIS MEANS THAT IF YOU DON'T VOTE YOUR SHARES, THEY WILL BE COUNTED AS VOTES AGAINST THE MERGER.

P&G's Board of Directors has unanimously recommended voting in favor of the transaction. The merger will create a strong combined company that will be well positioned to benefit from:

     o COMPLEMENTARY STRENGTHS in innovation, selling and go-to-market capabilities to improve sales growth

     o  STRENGTHENED LINE-UP of industry-leading brands

     o  INCREASED SCALE for better consumer value and lower costs; and

     o  ENHANCED RELATIONSHIPS with retail customers

We began mailing the proxy statements announcing the meeting to all P&G shareholders on 3 June 2005. It provides significant details about the deal so shareholders understand the importance of this acquisition.

Those with email access will receive the proxy notification via email. Others will receive a hard copy.

You can vote via the internet, telephone, postal mail or in person. The proxy provides instructions for each option. If you have questions or don't receive your proxy by 1 July, please contact P&G's Shareholder Services:

     o  WITHIN THE US AND CANADA: (800) 742-6253

     o  OUTSIDE NORTH AMERICA: 513-983-3034

Please vote -- this deal cannot be completed without your approval.

LINK:  ADDITIONAL INFORMATION


ADDITIONAL INFORMATION AND WHERE TO FIND IT


In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005, with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.